
May 24, 2024

Vincent Browne
Chief Executive Officer
Alternus Clean Energy, Inc.
360 Kingsley Park Drive, Suite 250
Fort Mill, SC 29715

> **Re: Alternus Clean Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 6, 2024**
> **File No. 333-276630**

Dear Vincent Browne:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 15, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed May 6, 2024

Prospectus Summary

Nasdaq Notice of Failure to Comply with Continued Listing Standards, page 3

1. Please update your disclosure to discuss the letter you received on May 6, 2024 from the listing qualifications department staff of The Nasdaq Stock Market ("Nasdaq") notifying the Company that for the last 30 consecutive business days, the Company's minimum Market Value of Listed Securities ("MVLS") was below the minimum of $35 million required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq listing rule 5550(b)(2). We note your Form 8-K filed May 8, 2024 in this regard. Please also include related risk factor disclosure.

Recent Developments
Solis Bond Extension, page 3

2.   We note your revisions in response prior comment 4. Please make sure your revisions are consistent throughout your filing. For instance, risk factor disclosure at page 21 refers to an extension date of April 30, 2024, while disclosure elsewhere refers to May 31, 2024. Please also continue to update your disclosure regarding any further extensions throughout the pendency of the filing review.

Risk Factors
The shares of common stock being offered in this prospectus represent a substantial percentage of our outstanding common stock..., page 34

3.   Please revise your disclosure here to additionally discuss the 3i Note Transaction and related registration statement on Form S-1 filed April 29, 2024. We further note that your disclosure on page 35 that the number of shares being registered on the registration statement filed here represents approximately 87.5% of your outstanding shares of common stock does not appear consistent with your disclosure at page 44, referencing 85.81%. Please revise or advise.

Risk Factors
We will incur increased costs and obligations as a result of being a public company, page 38

4.   We note you disclose that you have made and will continue to make, changes to your internal controls and procedures for financial reporting and accounting systems to meet your reporting obligations as a publicly traded company. We also note that you did not timely file a Form 10-Q for the quarter ended March 31, 2024. Please update and revise your disclosure to state that you did not timely file this Form 10-Q and that you may not be able to file timely in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of two separate resale offerings of our securities, page 44

5.   We note your response to prior comment 9 and reissue it in part. You disclose that you anticipate that the current registration would amount to a total of 85.81% outstanding securities of your common stock, not including the 3i Note Transaction. Please revise your discussion to highlight the fact that the selling stockholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Selling Securityholders, page 95

6. Disclosure on your cover page and at page 95 indicates the Sponsor will offer a total of 9,001,667 shares, but your tabular disclosure indicates the Sponsor will offer 9,226,667 shares. Please revise or advise. Please also populate the natural persons placeholders in the footnotes to your table.

Description of Our Securities
Warrants
Public Warrants, page 98

7. We note your response to prior comment 10, indicating that the Public Warrants are currently trading on the OTC Markets under the trading symbol: OTC: ALCEW. Where it appears the Public Warrants trade, specifically, on the OTC Pink Tier, please revise your disclosure accordingly. Also, it appears the trading symbol for the Public Warrants is ACLEW, not ALCEW. Please revise or advise.

Notes to the Consolidated Financial Statements
26. Subsequent Events, page F-42

8. We note your disclosure that, on March 19, 2024, you entered into a settlement agreement with Clean Earth Acquisitions Sponsor, LLC , a related party, and SPAC Sponsor Capital Access ("SCA") pursuant to which, among other things, you agreed to repay Sponsor's debt to SCA, related to the CLIN SPAC entity extensions, in the amount of $1.4 million and issue 225,000 shares of restricted common stock valued at $0.47 per share to SCA. In an appropriate location in your prospectus please revise to better describe the reasons for, and negotiations surrounding, the settlement agreement. Please also include related risk factor disclosure as appropriate.

Exhibits

9. Please have counsel file a revised legal opinion that corresponds to the changes in your amendment, both to the number and type of securities being registered and the selling securityholders. Please similarly file a revised fee table.

General

10. We note your response to prior comment 6 and reissue it in part. Please revise to better describe the purpose for entering into the PIPE Subscription Agreement, and the inter-relationship between it and the Forward Purchase Agreement. Please also revise your disclosure to indicate whether Clean Earth Acquisitions Corp., the Company, or their directors, officers, advisors or respective affiliates had material relationships with the PIPE/FPA investors at the time the PIPE and FPA agreements were negotiated.

11. Please update your filing to include the financial statements for the interim period ended March 30, 2024 and all related disclosures.

Vincent Browne
Alternus Clean Energy, Inc.
May 24, 2024
Page 4

Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ross David Carmel, Esq.